UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

PHENOMEX INC.

(Name of Subject Company (issuer))

BIRD MERGERSUB CORPORATION

(Offeror)

a wholly owned subsidiary of

BRUKER CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

084310101

(CUSIP Number of Class of Securities)

J. Brent Alldredge

Senior Vice President, General Counsel and Corporate Secretary

Bruker Corporation

40 Manning Road

Billerica, MA 01821

Telephone: (978) 663-3660

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Laurie A. Cerveny

Robert W. Dickey

Bryan S. Keighery

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

Telephone: (617) 341-7700

Fax: (617) 341-7701

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2023 (as amended or supplemented from time to time, the “Schedule TO”) and relates to the offer by Bird Mergersub Corporation, a Delaware corporation and a wholly owned subsidiary of Bruker Corporation, a Delaware corporation (“Bruker”), to purchase all of the outstanding shares of common stock, par value $0.00005 per share (the “Shares”), of PhenomeX Inc., a Delaware corporation (“PhenomeX”), for $1.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will expire at one minute past 11:59 p.m., New York City time, on September 28, 2023, unless the Offer is extended or earlier terminated (such time or such subsequent time to which the expiration of the Offer is extended, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph of the subsection entitled “Stockholder Approval Not Required” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Litigation Related to the Merger

PhenomeX is aware of two complaints having been filed alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading, both in the United States District Court for the District of Delaware. The two complaints are captioned as follows: Carlisle v. PhenomeX Inc., et al., Case No. 1:23-cv-00997-UNA (D. Del.) and Wilhelm v. PhenomeX Inc., et al., Case No. 1:23-cv-00992-UNA (D. Del.) (collectively, the “Stockholder Actions”). The Stockholder Actions were each filed as individual actions by purported PhenomeX stockholders against PhenomeX and the members of the PhenomeX Board. In addition to the Stockholder Actions, PhenomeX has received thirteen demand letters from purported PhenomeX stockholders seeking supplemental disclosure with respect to the Merger, two of which enclosed draft complaints (collectively, the “Demand Letters”).

The Stockholder Actions all generally allege that PhenomeX and the PhenomeX Board violated Sections 14(d), 14(e), and 20(a) of the Exchange Act, as well as Rule 14d-9 promulgated thereunder, as amended, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9 filed in connection with the Offer. The Stockholder Actions allege that such omissions and misrepresentations rendered the Schedule 14D-9 false and misleading. The Demand Letters contain the same basic allegations.

PhenomeX believes that the allegations in the Stockholder Actions and the Demand Letters are meritless. The outcome of any pending or future litigation is uncertain. Such litigation, if not resolved, could prevent or delay consummation of the Offer and result in substantial costs to PhenomeX.

PhenomeX does not believe that supplemental disclosures are required or necessary under any applicable laws. However, solely in order to minimize expense and distraction and avoid the uncertainty of any litigation, PhenomeX is electing to make the supplemental disclosures as described in Amendment No. 1 to the Schedule 14D-9 filed with the SEC on September 20, 2023 (“Amendment No. 1”) in response to the Stockholder Actions and the Demand Letters. PhenomeX denies the allegations in the Stockholder Actions and the Demand Letters and denies that any violation of law has occurred. PhenomeX believes that the Schedule 14D-9 disclosed all material information required to be disclosed therein and denies that any of the supplemental disclosures are material or are otherwise required to be disclosed. Nothing in this Amendment or Amendment No. 1, including the supplemental disclosures, should be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein or in Amendment No. 1 under applicable laws.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 20, 2023	BIRD MERGERSUB CORPORATION

	By:	/s/ Mark R. Munch.
	Name:	Mark R. Munch, Ph.D.
	Title:	President

BRUKER CORPORATION

	By:	/s/ Mark R. Munch
	Name:	Mark R. Munch, Ph.D.
	Title:	President, BNANO